CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Unaudited - Expressed in Canadian Dollars)

SILVERCREST METALS INC. TABLE OF CONTENTS

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS) AS AT

	June 30, 2020	December 31, 2019

ASSETS
Current assets
Cash and cash equivalents	$219,456	$110,384
Amounts receivable (note 5)	874	618
Value-added taxes receivable	1,950	1,566
Prepaids	668	615
Total current assets	222,948	113,183

Non-current assets
Value-added taxes receivable	8,092	6,461
Deposits	94	94
Property and equipment (note 4)	4,534	2,797
Exploration and evaluation assets (note 3)	5,490	5,490
Total non-current assets	18,210	14,842

TOTAL ASSETS	$241,158	$128,025

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 5 and 6)	$8,025	$4,962
Lease liabilities	176	176
Total current liabilities	8,201	5,138

Non-current liabilities
Lease liabilities	289	357
Total liabilities	8,490	5,495

Shareholders' equity
Capital stock (note 6)	352,900	209,736
Share-based payment reserve (note 6)	12,004	11,369
Deficit	(132,236)	(98,575)
Total shareholders' equity	232,668	122,530

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$241,158	$128,025

Nature of operations (note 1)

Subsequent events (note 9)

Approved by the Board and authorized for issue on August 11, 2020:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30,

	Three months ended		Six months ended
	2020	2019	2020	2019

Operating expenses
Depreciation (note 4)	$(37)	$(39)	$(97)	$(76)
Exploration and evaluation expenditures (note 3)	(8,240)	(12,331)	(30,151)	(18,807)
General and administrative expenses	(405)	(154)	(724)	(384)
Marketing	(45)	(273)	(163)	(478)
Professional fees (note 5)	(355)	(186)	(695)	(418)
Remuneration (note 5)	(757)	(486)	(1,295)	(887)
Share-based compensation (notes 5 and 6)	(623)	(730)	(1,310)	(1,965)
	(10,462)	(14,199)	(34,435)	(23,015)
Other income (expense)
Foreign exchange loss	(7,202)	(85)	(388)	(1,037)
Interest expense (note 7)	(12)	(15)	(25)	(31)
Interest income	621	236	1,138	546
Loss and comprehensive loss for the period	$(17,055)	$(14,063)	$(33,710)	$(23,537)

Basic and diluted comprehensive loss per common share	$(0.14)	$(0.16)	$(0.29)	$(0.28)

Weighted average number of common shares outstanding	124,178	85,674	116,893	85,462

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS) FOR THE SIX MONTHS ENDED JUNE 30,

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(33,710)	$(23,537)
Adjustments for:
Depreciation (note 4)	236	120
Foreign exchange loss, unrealized	960	1,042
Interest expense	25	31
Interest income	(1,138)	(546)
Share-based compensation	2,301	2,767
Changes in non-cash working capital items:
Amounts receivable	178	53
Taxes receivable	(3,367)	(1,510)
Prepaids and deposits	(53)	(142)
Accounts payable and accrued liabilities	2,988	3,459
Net cash used in operating activities	(31,580)	(18,263)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	704	279
Exploration and evaluation assets	-	(250)
Option payment received	-	133
Purchase of property and equipment	(1,598)	(358)
Net cash used in investing activities	(894)	(196)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	143,483	1,463
Capital stock issuance costs	(2,210)	(199)
Payment of lease liabilities	(92)	(91)
Net cash provided by financing activities	141,181	1,173

Effect of foreign exchange on cash and cash equivalents	365	(1,034)

Change in cash and cash equivalents, during the period	109,072	(18,320)
Cash and cash equivalents, beginning of the period	110,384	44,014
Cash and cash equivalents, end of the period	$219,456	$25,694

Cash and cash equivalents is represented by:
Cash	$4,463	$4,841
Cash equivalents	214,993	20,853
Total cash and cash equivalents	$219,456	$25,694

Non-cash investing activities
Capitalized to property and equipment
Accounts payable and accrued liabilities	$349	$-
Right of use asset recognized	$-	$645

Supplementary cash flow information	June 30, 2020	December 31, 2020
Share issuance costs in accounts payable and accrued liabilities	$-	$(374)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS AND SHARES IN THOUSANDS)
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2018	84,923	$86,745	$6,196	$(39,390)	$53,551

Capital stock issued	100	292	-	-	292
Capital stock issuance costs	-	(14)	-	-	(14)
Shares cancelled and returned to treasury	(63)	-	-	-	-
Warrants exercised	443	643	-	-	643
Stock options exercised	395	857	(329)	-	528
Share-based compensation, stock options	-	-	2,767	-	2,767
Net loss and comprehensive loss for the period	-	-	-	(23,537)	(23,537)

Balance at June 30, 2019	85,798	88,523	8,634	(62,927)	34,230

Capital stock issued	17,756	121,964	-	-	121,964
Capital stock issuance costs	-	(6,875)	-	-	(6,875)
Warrants exercised	3,517	5,288	-	-	5,288
Stock options exercised	400	836	(306)	-	530
Stock options forfeited	-	-	(84)	84	-
Share-based compensation, stock options	-	-	3,125	-	3,125
Net loss and comprehensive loss for the period	-	-	-	(35,732)	(35,732)

Balance at December 31, 2019	107,471	209,736	11,369	(98,575)	122,530

Capital stock issued (note 6)	18,882	141,210	-	-	141,210
Capital stock issuance costs (note 6)	-	(1,835)	-	-	(1,835)
Stock options exercised (note 6)	2,118	3,789	(1,516)	-	2,273
Stock options forfeited (note 6)	-	-	(49)	49	-
Share-based compensation, stock options (note 6)	-	-	2,200	-	2,200
Net loss and comprehensive loss for the period	-	-	-	(33,710)	(33,710)

Balance at June 30, 2020	128,471	$352,900	$12,004	$(132,236)	$232,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

1.   NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary exploration and evaluation asset is the Las Chispas Project, located in Sonora, Mexico, which is in an advanced exploration stage.

The Company's business could be adversely affected by the effects of the outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, and other factors that depend on future developments beyond the Company's control. In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols.  While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration activities, including the impact on the timing of its planned feasibility study, cannot be reasonably estimated at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and use of judgments and estimates were presented in notes 2 and 4, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on August 11, 2020.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Material subsidiaries include NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexican corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexican corporation. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates and judgements and COVID-19

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

COVID-19 led to a temporary suspension of the Company's exploration activities and has severely disrupted the global economy and financial markets. It is difficult to estimate the nature, timing, and extent of the business and economic impact on the Company's financial performance and this uncertainty could materially affect the Company's operations and financial condition. This uncertainty could also materially affect estimates including the valuation of long-lived assets, including property and equipment and exploration and evaluation assets, as well as the collectability and classification of taxes receivable from the Mexico government. Actual results may materially differ from these estimates.

3.  EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES

A summary of acquisition costs capitalized as exploration and evaluation assets is as follows:

	Las Chispas	Guadalupe	Total
Balance at December 31, 2018	$4,797	$391	$5,188
Additions during the year	693	-	693
Recovery of exploration and evaluation assets	-	(391)	(391)
Balance at December 31, 2019 and June 30, 2020	$5,490	$-	$5,490

Las Chispas Property, Sonora, Mexico

The Las Chispas Property consists of 28 concessions. The following table summarizes the option payments for these mineral concessions. Except as disclosed below, the Company has either 100% ownership of or the rights to purchase 100% ownership of these concessions.

Property	# of concessions	Title %	Future option payments (US$ '000)	Paid in 2020 (US$ '000)	Paid in 2019 (US$ '000)	Prior option payments (US$ '000)	Total option payments (US$ '000)

Las Chispas	25	100%	$-	$-	$455	$3,366	$3,821
The Company, through staking and various option agreements, owns 100% of 25 concessions. During 2019, the Company paid $604 (US$455) to exercise option agreements. Accordingly, there are no further payments required. For one of the concessions, a 2% net smelter return royalty is payable for material from this concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined.

Las Chispas	1	67%	$-	$-	$-	$5	$5
The remaining 33% of this concession is owned by a local Mexican family and not optioned to SilverCrest. None of the Company's Mineral Resource is located on this concession.

Las Chispas	2	0%	$150	$-	$-	$27	$177
During 2018, the Company paid $27 to purchase the rights to mining concession applications from a local Mexican company. Once the applications are accepted and mining concessions are issued by the mining registry, the Company has agreed to pay US$150 to recieve a 100% title to the concessions.

Total Las Chispas Concessions	28		$150	$-	$455	$3,398	$4,003

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

3.  EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES (continued)

Guadalupe Property, Durango, Mexico

The Company also had a 100% interest in the Guadalupe property. On February 28, 2018, the Company entered into an option agreement whereby the optionee could earn a 100% interest in the Guadalupe property by making staged payments of $126 (US$100) upon signing (received), $133 (US$100) on February 28, 2019 (received), and US$300 on February 28, 2020. During 2019, the Company agreed to discount the final payment to US$250 in exchange for an accelerated payment from the optionee. Accordingly, the Company received $324 (US$250) and the optionee exercised its option to earn 100% title to the property. The Company recorded option payments and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property. As a result, during 2019, the Company recorded a gain on disposal of the Guadalupe property of $66.

Other exploration properties in Mexico

The Company has other exploration properties located in Sonora, Mexico. While the Company continues to have a 100% interest in these properties, no substantive exploration expenditures are currently budgeted nor planned. At June 30, 2020 the carrying value of these properties is $Nil.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge, titles to all its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

Exploration and evaluation expenditures

The following table details the exploration and evaluation expenditures for all properties:

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Las Chispas Property
Assays	$1,108	$815
Decline construction and underground workings	7,521	3,694
Depreciation (note 4)	139	44
Drilling	12,307	10,406
Field and administrative costs	2,048	468
Salaries and remuneration (notes 5)	2,550	1,125
Share-based compensation (notes 5 and 6)	991	803
Technical consulting services and studies	3,446	1,264
Subtotal - Las Chispas Property	30,110	18,619

Other exploration properties	41	188

Total exploration and evaluation expenditures	$30,151	$18,807

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

4. PROPERTY AND EQUIPMENT

	Building	Computer	Equipment	Right of use assets	Vehicle	Land	Construction in progress(1)	Total
Cost
At December 31, 2018	$-	$42	$79	$-	$219	$1,094	$-	$1,434
Recognition of right of use asset upon initial adoption of accounting policy	-	-	-	645	-	-	-	645
Additions	328	84	386	11	321	-	-	1,130
At December 31, 2019	328	126	465	656	540	1,094	-	3,209
Reclassification	-	-	(312)	-	-	-	312	-
Additions	85	36	14	-	217	-	1,621	1,973
At June 30, 2020	$413	$162	$167	$656	$757	$1,094	$1,933	$5,182

Accumulated depreciation
At December 31, 2018	$-	$26	$25	$-	$80	$-	$-	$131
Depreciation for the year	14	24	14	141	88	-	-	281
At December 31, 2019	14	50	39	141	168	-	-	412
Depreciation for the period	28	32	35	71	70	-	-	236
At June 30, 2020	$42	$82	$74	$212	$238	$-	$-	$648

Carrying amounts
At December 31, 2019	$314	$76	$426	$515	$372	$1,094	$-	$2,797
At June 30, 2020	$371	$80	$93	$444	$519	$1,094	$1,933	$4,534

(1) At June 30, 2020, the Company had committed to an additional $973 of costs related to construction in progress.

5.  RELATED PARTY TRANSACTIONS

Professional fees

During the six months ended June 30, 2020, the Company paid or accrued professional fees of $297 (June 30, 2019 - $82) and capital stock issuance costs of $151 (June 30, 2019 - $15), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at June 30, 2020, $74 (December 31, 2019 - $129) was payable to Koffman Kalef LLP.

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Management fees(1)	$205	$168
Management remuneration(2)	431	351
Director fees	112	79
Share-based compensation(3), (4)	607	2,252
	$1,355	$2,850

(1) Total management fees of $205 (June 30, 2019 - $168) were paid to a company controlled by the CEO of which $105 (June 30, 2019 - $Nil) was recorded as exploration and evaluation expenditures (note 3).

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $163 (June 30, 2019 - $120) was recorded as exploration and evaluation expenditures (note 3).

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

5.  RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to all directors and officers of the Company.

(4) During the six months ended June 30, 2020, the Company recorded share-based compensation of $344 (June 30, 2019 – $581) for the vested portion of options granted to the CEO, CFO, and COO of which $186 (June 30, 2019 – $494) was recorded as exploration and evaluation expenditures (note 3) and $158 (June 30, 2019 – $87) was recorded as share-based compensation in the statement of loss and comprehensive loss.

Other transactions

During the six months ended June 30, 2020, the Company:

  paid remuneration of $66 (June 30, 2019 - $51) to an employee providing technical services who is an immediate family member of the CEO, of which $63 (June 30, 2019 - $35) was recorded as exploration and evaluation expenditures (note 3) and $3 (June 30, 2019 - $16) was expensed as remuneration. The Company also recorded share-based compensation of $76 (June 30, 2019 - $49) for the vested portion of stock options granted to this employee, of which $72 (June 30, 2019 - $35) was recorded as exploration and evaluation expenditures (note 3) and $4 (June 30, 2019 - $14) was expensed as share-based compensation; and
  recorded loans receivable at June 30, 2020 of $170 (December 31, 2019 - $341) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the six months ended June 30, 2020, the Company allocated to Goldsource $81 (June 30, 2019 - $130) for its share of these expenses, of which $15 (December 31, 2019 - $36) was receivable from Goldsource at June 30, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

6.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of June 30, 2020, the Company had 128,470,531 common shares and no preferred shares outstanding.

Six months ended June 30, 2020

On January 10, 2020, the Company completed a private placement with SSR Mining Inc. ("SSR Mining") of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13,243. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $43 of related capital stock issue costs.

On April 17, 2020, the Company completed a private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $100,987. The Company incurred $1,478 of related capital stock issuance costs.

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $26,980. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $314 of related capital stock issue costs.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

6.  CAPITAL STOCK (continued)

Issued and outstanding (continued)

The Company also issued 2,118,150 common shares at prices ranging from $0.16 to $4.54 per common share for gross proceeds of $2,273 upon the exercise of stock options. Accordingly, the Company reallocated $1,516 from reserves to capital stock.

Year ended December 31, 2019

On January 11, 2019, the Company completed a private placement, with the new COO of the Company, of 100,000 units at a price of $2.92 per unit for gross proceeds of $292. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021. The Company did not pay a finder's fee in connection with the private placement and incurred $14 of capital stock issuance costs.

The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 between the Company and Computershare Trust Company of Canada ("Computershare"). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement ("the Arrangement") dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,309. The Company incurred $1,560 of related capital stock issue costs.

On August 16, 2019, the Company completed a private placement with SSR Mining of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4,563. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $55 of related capital stock issue costs.

The Company issued 3,959,804 common shares at prices ranging from $1.45 to $2.29 per common share for gross proceeds of $5,931 upon the exercise of warrants. The Company incurred $6 of related capital stock issue costs. The Company also issued 795,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1,058 upon the exercise of stock options. Accordingly, the Company reallocated $635 from reserves to capital stock.

On December 18, 2019, the Company completed a short-form prospectus offering of 12,650,000 common shares at a price of $7.28 per common share for gross proceeds of $92,092. The Company incurred $5,254 of related capital stock issuance costs.

Warrants

Warrant transactions during the period (year) are as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average
				exercise price
Outstanding, beginning of period (year)	50,000	$4.03	3,959,804	$1.50
Issued	-	-	50,000	4.03
Exercised	-	-	(3,959,804)	1.50
Outstanding, end of period (year)	50,000	$4.03	50,000	$4.03

The warrants outstanding as of June 30, 2020 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
January 11, 2021	$4.03	0.53	50,000

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

6.  CAPITAL STOCK (continued)

Stock options

The Company has a "rolling 10%" Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	8,758,750	$3.38	7,627,500	$1.99
Issued	-	-	1,976,250	7.94
Exercised*	(2,118,150)	1.07	(795,000)	1.33
Forfeited	(25,000)	8.21	(50,000)	3.24
Outstanding, end of period (year)	6,615,600	$4.10	8,758,750	$3.38

*The weighted average market value of the Company's shares at the dates of exercise was $10.48.

During 2019, the Company granted:

  1,132,500 stock options to directors, officers, employees and consultants with exercise prices ranging between $4.54 per share and $8.21 per share and expiring five years from the date of grant. These options vest over a one-year period, with 25% vesting after each of the three months, six months, nine months, and twelve months after the grant date, respectively; and
  843,750 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.24 per share until December 19, 2024. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

Stock options outstanding and exercisable as of June 30, 2020 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
October 17, 2021	$2.56	100,000	1.30	100,000
December 9, 2021	$2.30	1,100,000	1.44	1,100,000
January 3, 2022	$2.55	100,000	1.51	100,000
August 4, 2022	$1.88	556,100	2.10	556,100
January 2, 2023	$1.84	350,000	2.51	350,000
January 4, 2023	$1.94	795,000	2.52	795,000
November 11, 2023	$3.41	100,000	3.37	100,000
November 13, 2023	$3.30	200,000	3.37	200,000
December 14, 2023	$3.24	1,384,500	3.46	1,384,500
May 30, 2024	$4.54	128,750	3.92	128,750
September 4, 2024	$8.21	950,000	4.18	712,500
October 17, 2024	$7.89	7,500	4.30	3,750
December 19, 2024	$8.24	843,750	4.47	-
		6,615,600		5,530,600

The weighted average remaining life of options outstanding is 3.02 years.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

6.  CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during 2019 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

Year ended
December 31, 2019
Expected option life (years)	3.70
Expected volatility	58.82%
Expected dividend yield	-
Risk-free interest rate	1.42%
Expected forfeiture rate	1.00%
Fair value per option	$3.48
Total fair value	$6,877

During the six months ended June 30, 2020, the Company recognized share-based compensation of $2,200 for the vested portion of options granted during 2019 of which $1,209 was expensed and $991 was recorded as exploration and evaluation expenditures (note 3).

During the six months ended June 30, 2019, the Company recognized share-based compensation expense of $67 for the vested portion of stock options granted during that period and $2,701 for the vested portion of stock options granted during 2018, of which $1,898 was expensed and $803 was recorded as exploration and evaluation expenditures.

During 2019, the Company modified the expiry date of 55,000 options, with exercise prices ranging from $1.88 to $3.24 per share, to June 30, 2020. The original expiry dates ranged from December 9, 2020 to December 13, 2023. As a result of this modification during 2019, the Company recognized the incremental fair value of the options of $101 as stock-based compensation expense.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
Balance, beginning of period (year)	$11,369	$6,196
Share-based compensation, stock options	2,200	5,892
Stock options exercised, reallocated to capital stock	(1,516)	(635)
Stock options forfeited, reallocated to deficit	(49)	(84)
Balance, end of period (year)	$12,004	$11,369

Deferred share units

During 2019, the Board of Directors approved a cash-settled Deferred Share Unit ("DSU") plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company recorded a corresponding liability in accounts payable and accrued liabilities.

During 2019, the Company issued 27,500 DSUs and there have been no DSU transactions since then. As of June 30, 2020, the market value of the Company's common shares was $12.45 (December 31, 2019 - $8.77). Accordingly, during the six months ended June 30, 2020, the Company recorded share-based compensation expense of $101 (June 30, 2019 - $Nil) and an accrued liability of $342 (December 31, 2019 - $241).

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

6.  CAPITAL STOCK (continued)

Deferred share units (continued)

The following table summarizes the change in the accrued DSU liability:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
Outstanding, beginning of period (year)	$241	$-
Change in accrued DSU liability	101	241
Outstanding, end of period (year)	$342	$241

7. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

Six months ended June 30, 2020
Net loss for the period	$10,363	$23,347	$33,710

Six months ended June 30, 2019
Net loss for the period	$2,783	$20,754	$23,537

Non-current assets and liabilities

June 30, 2020
Taxes receivable	$-	$8,092	$8,092
Deposits	$94	$-	$94
Property and equipment	$443	$4,091	$4,534
Exploration and evaluation assets	$-	$5,490	$5,490

December 31, 2019
Taxes receivable	$-	$6,461	$6,461
Deposits	$94	$-	$94
Property and equipment	$535	$2,262	$2,797
Exploration and evaluation assets	$-	$5,490	$5,490

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in Canadian dollars. The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency risk is related to the exposure of financial instruments denominated in currencies other than Canadian dollars.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS UNLESS OTHERWISE STATED) SIX MONTHS ENDED JUNE 30, 2020

8. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk (continued)

As at June 30, 2020, the Company held $180,345 (US$132,342) (December 31, 2019 - $14,529 (US$11,212)) of US Dollar denominated cash and cash equivalents. At June 30, 2020, a 1% increase (decrease) in the value of the US Dollar would result in a $1,803 decrease (increase) in the Company's net loss for the period.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's DSU plan (note 6), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company's accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs.

The following table summarizes the classification and carrying values of the Company's financial instruments:

	Fair value through	Amortized cost	Amortized cost	Total
	profit and loss	(financial assets)	(financial liabilities)
June 30, 2020
Financial assets
Amounts receivable	$-	$874	$-	$874

Financial liabilities
Accounts payable and accrued liabilities	$342	$-	$7,683	$8,025
Lease liabilities	-	-	465	465
Total financial liabilities	$342	$-	$8,148	$8,490

December 31, 2019
Financial assets
Amounts receivable	$-	$618	$-	$618

Financial liabilities
Accounts payable and accrued liabilities	$241	$-	$4,721	$4,962
Lease liabilities	-	-	532	532
Total financial liabilities	$241	$-	$5,253	$5,494

9. SUBSEQUENT EVENTS

Subsequent to June 30, 2020, the following events occurred:

  The Company issued 642,100 common shares at prices ranging from $1.88 to $8.21 per share for gross proceeds of $1,720 upon the exercise of stock options.

  The Company made a payment of $2,115 (US$1,590) to acquire the rights to various mining concessions in Sonora, Mexico from a third party.

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